July 12, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: David Gessert

Laura Crotty

Jenn Do

Daniel Gordon

          Re:        Rapid Micro Biosystems, Inc.
         Registration Statement on Form S-1
         Filed July 12, 2021
         Registration No. 333-257431

  Acceleration Request

Requested Date:             July 14, 2021

Requested Time:            4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join Rapid Micro Biosystems, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257431) (the “Registration Statement”) to become effective on Wednesday, July 14, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Kyle Finegan
Name: Kyle Finegan
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ Adam Chazan
Name: Adam Chazan
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thomson
Name: Nathan Thomson
Title: Director

cc:	Robert Spignesi, Rapid Micro Biosystems, Inc.
Wesley Holmes, Latham & Watkins LLP
Edwin M. O’Connor, Goodwin Procter LLP

[Signature Page to Acceleration Request]